UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 21, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 9 dated September 21, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 21, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 9, 2006
September 21, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

BTV - BUSINESS TELEVISION FEATURES J-PACIFIC

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that the company will be featured on BTV, airing Saturday, September 23, and Sunday, September 24, with the broadcast schedule detailed below. BTV interviews President and CEO Nick Ferris at J-Pacific's Vancouver headquarters, discussing the company's future plans.

BTV (www.b-tv.com) is a nationally syndicated half-hour weekly business program that profiles emerging growth companies across Canada and the U.S. With host Taylor Thoen, BTV features companies at their locations, features their products, interviews key executives, and unveils their plans for future growth.

BTV BROADCAST TIMES

CANADA
Ontario: SUNTV - Sun. Sept. 24 @ 9:00am EDT
BC/Washington: KVOS TV - Sun. Sept. 24 @ 4pm PDT
AB/Edmonton: CITY TV - Sat. Sept. 23 @ 10:30am MDT
Bell Express VU and Star Choice: West SUNTV - Sun. Sept. 24 @ 6:00am PDT

UNITED STATES
America One - Sat. Sept. 23 @10:30 am EST www.americaone.com
WVVH South Hampton, NY
WSPY Plano, IL
WZBN Trenton, NJ
ShelbyTV Shelby Township, MI
KKAX Kingman, AZ
WIVM Canton, OH
K48BK Dove Creek, CO
K27FA Craig, CO
WRCF Orlando, FL
WLLS Indiana, PA
WLNN Boone, NC
W34AX Henderson, NC
W67CD Sanford, NC
WYBE Southern Pines, NC
WBKA Bucyrus, OH
CTV12 Cedar City, UT
VTV Vernal, UT
WBII Ashland, MS
WPRQ Clarksdale, MS
KXOK Enid, OK
KXOC Oklahoma City, OK
KWEM Stillwater, OK
KEEN Las Vegas, NV
KMCA Redding, CA
TV9 Troy, OH
WRBD Pensacola, FL
KDAO Marshalltown, IA
KTYJ Coeur d' Alene, ID
NSU22 Natchitoches, LA
WBCF Florence, AL
W35AY Hilton Head Island, SC
WJTS Jasper, IN
WGTN Worthington, MN
KCCE San Luis Obispo, CA
W35BB Dublin, GA
IMAGE Erie, PA
KPIF Pocatello, ID
K23BJ Lake Havasu City, AZ
UPN23 Hornell, NY
WEBU Webb, MS
WLMO Lima, OH
WHAN Salem, IN

J-Pacific is a junior resource company focused on gold exploration and mining in North America. J-Pacific owns the past-producing Blackdome gold mine in south-central British Columbia, and is completing exploration in immediately adjacent areas and on the Elizabeth Project, approximately 30 kilometres to the south. In addition, J-Pacific has been actively exploring in Quebec on the Montgolfier Project, 35 kilometres east of the Casa Berardi Project, held by Aurizon Mines Ltd.; and also on the Callaghan and Golden Trend Projects, in the Cortez district of Nevada.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.